Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

CBRE Acquisition Holdings, Inc. and Altus Power, Inc. Remind CBAH Stockholders to Vote

in Favor of Proposed Business Combination

DALLAS, TX and STAMFORD, CT (November 30, 2021) – CBRE Acquisition Holdings, Inc. (NYSE: CBAH) (“CBAH”), a publicly traded special purpose acquisition company, and Altus Power, Inc. (“Altus Power”), a market-leading clean electrification company, together remind CBAH stockholders of record to vote in favor of the previously announced business combination (the “Business Combination”) between the two companies.

Since announcement of the proposed combination, Altus Power has made significant progress in its growth and operations, including:

Asset Growth and Geographic Expansion

•	Overall increase in the size of Altus Power’s installed generation base to over 350 MW

•	Partnership with Shell to further electrification and decarbonization of customers’ operations

•	Award of 35 MW of community solar projects for development in New Jersey to Altus Power, in partnership with Blackstone’s portfolio company, Link Logistics

•	Acquisition of solar generation and energy storage assets across Hawaii

•	Acquisition of 9.9 MW of operational solar generation assets in Lafayette Township, New Jersey

•	Acquisition of 79 MW of assets from True Green Capital, consisting of 28 operating projects across 7 states

•	Operationalization of a 4.2 MW solar system located in Hinsdale, MA, as part of the Solar Massachusetts Renewable Target (SMART) Program

•	900+ MW of project pipeline, providing future visibility

Corporate Operations and Board Governance

•	Move to new, larger headquarters in Stamford, CT to accommodate growing employee headcount

•	Appointment of highly experienced Board of Directors, led by a majority of independent directors and an independent Chairperson

•	Several key hires since August 2021, including the appointment of Julia Sears to the newly created position of Chief Digital Officer

•

Partnership with CBRE to develop an advanced proprietary tool to identify locally sited clean energy opportunities for commercial & industrial properties, community solar projects, and electric vehicle charging stations

Sequential Financial Results Improvement for Q3 2021

•	Third quarter 2021 revenues of $20.1 million; up 53% compared to the same period in 2020

•	Third quarter 2021 adjusted EBITDA of $12.0 million; up 58% compared to the same period in 2020

•	Adjusted EBITDA of $30.5 million for the first three quarters of 2021

Stockholders who owned common stock of CBAH as of the close of business on October 27, 2021 (the “Record Date”), may vote their shares. Stockholders as of the Record Date continue to have the right to vote their shares, regardless of whether such stockholders subsequently sold their shares and do not own such shares as of the date they cast their vote.

The special meeting of the CBAH stockholders to approve the pending Business Combination (the “Special Meeting”) is scheduled to be held on December 6, 2021 at 10:00 a.m. Eastern Time. The Special Meeting will be conducted completely virtually, and can be accessed via live webcast at https://www.cstproxy.com/cbreacquisitionholdings/2021.

Additional information on how stockholders of record may vote their shares can be found at CBAH’s How to Vote webpage, https://cbreacquisitionholdings.com/vote/

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, all CBAH stockholders who held shares as of the Record Date who have not yet voted are encouraged to do so as soon as possible so that it is received no later than 10:00 a.m. Eastern Time on December 6, 2021. For the avoidance of doubt, CBAH stockholders who owned shares as of the Record Date and subsequently sold all or a portion of their shares are STILL entitled to vote, and are encouraged to do so. CBAH’s board of directors recommends you vote “FOR” the Business Combination with Altus Power and “FOR” all of the related proposals described in the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by CBAH with the Securities and Exchange Commission (“SEC”), a definitive copy of which has been mailed to all CBAH stockholders who owned shares as of the Record Date.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus Power and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH. The Registration Statement was declared effective by the SEC on November 5, 2021 and CBAH also filed the definitive proxy statement/prospectus with respect to the business combination on that date. CBAH’s stockholders and other interested persons are advised to read the Registration Statement and definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus Power and the business combination. The definitive proxy statement/prospectus and other relevant documents have been mailed to stockholders of CBAH as of October 27, 2021, the record date for the Special Meeting. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus, and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Altus Power, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the business combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the

Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

Contacts:

CBRE Acquisition Holdings Contacts

Cash Smith

CBRE Acquisition Holdings, Inc.

Cash.Smith@cbre.com

Steven Iaco

CBRE Corporate Communications

Steven.Iaco@cbre.com

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com